One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Christopher P. Harvey christopher.harvey@dechert.com +1 617 728 7167 Direct +1 617 275 8390 Fax

July 13, 2015

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) File Nos. 333-183173/811-22733

Dear Ms. Vroman-Lee:

This letter responds to the comments to Pre-effective Amendment No. 1 to the Registrant’s registration statement (the “Registration Statement”), which amendment was filed on Form N-1A under the Securities Act of 1933 (the “1933 Act”), as amended, and the Investment Company Act of 1940, as amended, on April 27, 2015 on behalf of John Hancock Large Cap ETF, John Hancock Large Cap Value ETF, John Hancock Mid Cap ETF, and John Hancock Mid Cap Value ETF (each a “Fund”), each a series of the Registrant. These comments were provided to me and Stephanie Capistron of Dechert LLP by telephone on May 21, 2015 by Ms. Vroman-Lee of the staff of the Securities and Exchange Commission (the “SEC Staff”). The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.1

Changes responsive to these comments are reflected in a Pre-effective Amendment No. 2 to the Registration Statement. As reflected in Pre-effective Amendment No. 2, the names of John Hancock Large Cap ETF and John Hancock Mid Cap ETF have changed to John Hancock Multifactor Large Cap ETF and John Hancock Multifactor Mid Cap ETF, respectively. Also reflected in that amendment are four new “sector” exchange-traded funds.

Comments and responses specific to John Hancock Large Cap Value ETF and John Hancock Mid Cap Value ETF have been omitted given that the Registrant is not proceeding with registration of these Funds at this time. As previously discussed with Ms. Vroman-Lee, the Registrant is not proceeding with the registration of the Global Balanced ETF contained in the original Registration Statement filed on August 9, 2012.

[1]	Terms not defined herein shall have the meanings ascribed to them in the Registration Statement.

General

SEC Staff Comment 1: The SEC Staff notes that material information is missing from the filing. Please explain supplementally when the Board of Trustees approved the material arrangements relating to the Funds.

Response 1: The full Board of Trustees was appointed on June 22, 2015 and approved the material arrangements relating to the Funds on June 25, 2015. Accordingly, additional information regarding the Funds is reflected in Pre-effective Amendment No. 2.

Prospectus – John Hancock Large Cap ETF

SEC Staff Comment 2: Please disclose the fees and expenses of the Fund as required by Item 3 of Form N-1A.

Response 2: The requested information is reflected in Pre-effective Amendment No. 2.

SEC Staff Comment 3: Please confirm whether a line item for Rule 12b-1 fees should be included in the Fund’s fee table.

Response 3: Although the Board of Trustees has approved a Rule 12b-1 plan for the Fund, no 12b-1 fees are currently expected to be paid. Accordingly, a line item for Rule 12b-1 fees has not been included in the fee table.

SEC Staff Comment 4: Please explain supplementally why the Registrant believes that the composition of the Index is consistent with the use of the term “large cap” in the Fund’s name for purposes of Rule 35d-1.

Response 4: When adopting Rule 35d-1, the SEC indicated that, “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name….”  Investment Company Names, SEC Release No. IC-24828 (Jan. 17, 2001).  In its “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the SEC Staff provided additional information about funds with names that use terms referencing capitalization, noting that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” (emphasis added)

2

The Registrant believes that use of the term “Large Cap” in the Fund’s name is consistent with the guidance described above.  As disclosed in the Fund’s prospectus, as revised, the Index is designed to comprise a subset of securities in the U.S. Universe issued by companies whose market capitalizations are larger than the 801st largest U.S. company at the time of reconstitution.  As a result, at the time of reconstitution, the smallest market capitalization stock within the Index generally will have a larger capitalization than the smallest market capitalization stock in the Russell 1000® Index, a widely recognized large capitalization index that includes approximately 1,000 of the largest companies included in the Russell 3000® Index based on a combination of market capitalization and current index membership.  Accordingly, the Registrant believes that its definition of “large cap” is consistent with the Russell 1000® Index and with common usage of the term “large cap” in the fund industry.

The Registrant further notes that the Index is composed entirely of large capitalization equity securities and that the Fund has a policy to invest at least 80% of its assets in securities included in its benchmark index.  Therefore, the Registrant submits that the Fund’s investment strategy meets the requirements of Rule 35d-1.

SEC Staff Comment 5: Please identify the Index.

Response 5: The requested information is reflected in Pre-effective Amendment No. 2.

SEC Staff Comment 6: The Prospectus indicates that “the Index Provider uses a rules based process incorporating sources of expected returns .. . . .” Please provide a fuller description of this rules based process.

Response 6: The requested information is reflected in Pre-effective Amendment No. 2.

SEC Staff Comment 7: Please confirm whether “Cybersecurity risk” is appropriately located. Specifically, please consider moving this risk such that it is not the first principal risk listed.

Response 7: The Registrant respectfully declines to relocate “Cybersecurity risk” disclosure as the Registrant considers cybersecurity risk to be among the principal risks of the Fund and the Registrant’s protocol is for risk disclosures to be placed in alphabetical order in the Prospectus.

SEC Staff Comment 8: Please provide information about the Fund’s subadviser and portfolio managers as required by Item 5 of Form N-1A.

Response 8: The requested information is reflected in Pre-effective Amendment No. 2.

3

SEC Staff Comment 9: Given that the Fund will not invest a significant percentage of its assets in derivatives, please consider whether the “Hedging, derivatives, and other strategic transactions risk” disclosure is appropriate for the Prospectus or whether it should be moved to the Statement of Additional Information.

Response 9: The Registrant has retained this disclosure in its current location but has modified the disclosure in response to this comment.

SEC Staff Comment 10: Please disclose the name of the Index Provider.

Response 10: The requested information is reflected in Pre-effective Amendment No. 2. The Registrant notes that information about the Index Service Provider will be included in a future pre-effective amendment.

Prospectus – John Hancock Mid Cap ETF

SEC Staff Comment 11: The prior comments apply to this Fund to the extent applicable.

Response 11: Please see the Registrant’s Responses to SEC Staff Comments 2, 3, and 5-10 above.

SEC Staff Comment 12: Please explain supplementally why the Registrant believes that the composition of the Index is consistent with the use of the term “mid cap” in the Fund’s name for purposes of Rule 35d-1.

Response 12: The Registrant believes that use of the term “Mid Cap” in the Fund’s name is consistent with the guidance described above in Response 4.  As disclosed in the Fund’s prospectus, as revised, the Index is designed to comprise a subset of securities in the U.S. Universe issued by companies whose market capitalizations are between the 200th and 950th largest U.S. company at the time of reconstitution.  As a result, the proposed capitalization range has substantial overlap with the defined universe of the Russell Midcap® Index, a widely recognized mid capitalization index that includes approximately 800 of the smallest companies included in the Russell 1000® Index based on a combination of market capitalization and current index membership.  Accordingly, the Registrant believes that its definition of “mid cap” is consistent with the Russell Midcap® Index and with common usage of the term “mid cap” in the fund industry.

The Registrant further notes that the Index is composed entirely of mid capitalization equity securities and that the Fund has a policy to invest at least 80% of its assets in securities included in its benchmark index.  Therefore, the Registrant submits that the Fund’s investment strategy meets the requirements of Rule 35d-1.

4

Statement of Additional Information

SEC Staff Comment 13: In the fundamental investment restriction regarding concentration, please insert “tax-exempt” before “state” in the parenthetical (such that the parenthetical will read as follows: “for the purposes of this restriction, the U.S. Government, tax-exempt state and municipal governments and their agencies, authorities and instrumentalities are not deemed to be industries”).

Response 13: The Registrant has revised the disclosure following the fundamental investment restrictions to clarify that securities issued by state and municipal governments and their agencies, authorities and instrumentalities are only not deemed to be part of an industry to the extent such securities are tax-exempt.

SEC Staff Comment 14: Please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as such as required by Item 17(b)(10) of Form N-1A.

Response 14: The requested information is reflected in Pre-effective Amendment No. 2.

Signature Page

SEC Staff Comment 15: Please ensure that once the Board of Trustees has been properly constituted the Registration Statement will be signed by a majority of the Trustees as required by Section 6(a) of the 1933 Act.

Response 15: Pre-effective Amendment No. 2 has been executed by the Trustees in accordance with Section 6(a) of the 1933 Act.

*    *    *

We hope that the foregoing is responsive to your request made on May 21, 2015. Please do not hesitate to contact the undersigned at 617.728.7167 if you have any questions concerning the foregoing. Any changes responsive to any further SEC Staff comments will be reflected in Pre-effective Amendment No. 3.

Very truly yours,

/s/ Christopher P. Harvey

Christopher P. Harvey

5